CTDC Announces Completion of the First Transparent Polycrystalline Ecological PV Application Project in China

Hong Kong – January 24, 2011 – China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced that the Company has completed the construction of ecological Building Integrated Photovoltaic (“BIPV”) project (the “PV System”) at Ecological Garden in Xiamen Bay, China. It is the first Chinese ecological transparent module BIPV project, which has integrated the advanced ecological, environmental friendly concepts and energy-saving techniques.

The PV System is equipped with CTDC’s transparent polycrystalline photovoltaic modules under the brand “LSP” (the “Transparent Modules”). CTDC has been advanced in innovation of high efficiency and high transparency BIPV modules, which are co-designed and powered by European technical institute, Fraunhofer. These advanced products have also been chosen to work with the on-grid solar power plants in Molfetta and Verona of Italy. The PV System has been designed and installed by our internal engineers and employees. It assumes an installed capacity of 18.6kW and will generate 30,000kWh of electricity power annually, provide clean energy to the park lighting and lawn audio system, and reduce CO2 emissions by 28 tons each year.

Mr. Bruno Díaz Herrera, Chief Technology Officer of CTDC said, “The successful completion of the PV System represents the recognition by the domestic market towards our innovated transparent modules. Looking forward, we will develop various Transparent Modules to cater different market demands, and supply system solutions to clients.”

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on the NASDAQ Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com